P.O. Box 1387  • Warsaw, Indiana 46581  • (574) 267-6144

October 2, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C.  20549
Attention:  Mr. Matt McNair

Re:	Lakeland Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Form 10-Q for Fiscal Quarter Ended June 30, 2009
File No. 000-11487

Dear Mr. McNair:

Lakeland Financial Corporation has filed via EDGAR today its responses to the comments of the Staff contained in a letter, dated September 11, 2009, relating to the above-referenced filings.  Set forth below are the comments contained in the Staff’s letter and immediately below each comment is the response with respect thereto.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 5, Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

1.
Please disclose to the staff, and revise future filings to identify, the component companies of the Peer Group Index used in the performance graph.  Refer to Instruction 5 to Item 201(e) of Regulation S-K.  Please also confirm that the performance graph was included in the annual report sent to shareholders.  Refer to Regulation S-K Compliance & Disclosure Interpretations 106.10 and 106.11.  We note that the performance graph was included in the Form 10-K and definitive proxy statement.

Attached as Exhibit A is a list of the component companies in our peer group index used in its performance graph.  We will identify the peer group companies in future filings.  The performance graph was included in the annual report materials sent to stockholders for its 2009 annual meeting.

Item 11.  Executive Compensation

Benchmarking, page 14 of Definitive Proxy Statement on Schedule 14A

2.
Please advise us of the component companies that make up the compensation peer group, including the peer group supplied by Frederic W. Cook & Co., Inc.  In addition, please describe to us how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components.  Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation.  Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.05.  Please confirm that future filings will be revised accordingly.

The companies included in the Frederic W. Cook & Co., Inc. peer group included the following:

First Merchants Corp – Muncie, IN	Taylor Capital Group, Inc. – Rosemont, IL
First Financial Bancorp, Inc. – Hamilton, OH	Integra Bancorp – Evansville, IN
Independent Bank Corp – Ionia, MI	Old Second Bancorp, Inc. – Aurora, IL
Mainsource Financial Group, Inc. – Greensburg, IN	First Financial Corp. – Terre Haute, IN
Macatawa Bank Corp – Holland, MI	Mercantile Bank Corp – Grand Rapids, MI
Peoples Bancorp, Inc. – Marietta, OH	Mercantile Bancorp, Inc. – Quincy, IL
MBT Financial Corp – Monroe, MI	QCR Holdings, Inc. – Moline, IL
Firstbank Corp – Alena, IL	Centrue Financial Corp – Ottawa, IL
Horizon Bancorp – Michigan City, IN	German American Bancorp, Inc. – Jasper, IN
First Citizens Banc Corp – Sandusky OH	Princeton National Bancorp, Inc. – Princeton, IL

Although the Compensation Committee looks to the peer group information for reference, it does not specifically set a fixed percentile and adjust to that level of compensation.  The committee generally targets the 75th percentile in total direct compensation and then makes subjective determinations based on historical performance and competitive need to determine if adjustments are warranted.

Future filings will contain the applicable peer group used by the Compensation Committee.

Bonus, page 18 of Definitive Proxy Statement on Schedule 14A

3.
Please disclose to the staff the budgeted net income used for the bonus plan in 2008 and revise future filings to disclose this figure.  Also, please disclose to the staff the individual performance targets utilized in determining the cash incentive compensation for the named executive officers for the 2008 fiscal year, and revise future filings accordingly.  To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion.  In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.  Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

The Budgeted net income used for the bonus plan in 2008 was $20,341,319.

Individual performance targets utilized in determining the cash incentive compensation for each of the named executive officers for 2008 are a combination of objective and subjective criteria.  Below are the primary criteria for each named executive officer.

Michael L. Kubacki

•	Meet or exceed 2008 financial targets set forth in the 2008 Profit Plan.

•	Maintain the Lake City Bank’s (the “Bank”) reputation for service quality and community involvement.

•	Maintain effective board process.

•	Lead the Bank’s management team.

•	Maintain the Bank’s leadership position in the local and regional markets.

David M. Findlay

•	Work with retail to fund the Bank’s growth in manner to maximize net interest income.

•	Grow fee and fee-equivalent income.

•	Work with the Bank’s management to keep expenses within budget.

•	Lead compliance process and achieve acceptable compliance and CRA ratings.

•	Take on special projects and manage M &A opportunities as they arise.

Charles D. Smith

•	Achieve budgeted growth goals for commercial loans, commercial deposits and related fees.

•	Maintain audit quality.

•	Manage and enhance commercial staff quality.

•	Grow overall commercial banking business in Indianapolis.

•	Work with rest of the Bank’s management to achieve acceptable compliance and CRA ratings.

Kevin L. Deardorff

•	Achieve budget targets for the retail deposit and loan business.

•	Achieve budget targets for the brokerage unit.

•	Successfully launch Rewards Checking.

•	Keep retail expenses within budget.

•	Work with rest of the Bank’s management to achieve acceptable compliance and CRA ratings.

James D. Westfield

•	Achieve budgeted targets for revenue, expenses and net income.

•	Generate new trust fees of at least $300,000.

•	Expand the use of value added tools.

•	Refine sales process to focus on high probability activities and prospects.

•	Resolve specified workload issues.

Future filings will contain the applicable performance targets for the named executive officers.

Long-Term Incentive Plan, page 19 of Definitive Proxy Statement on Schedule 14A

4.	Please disclose to the staff the target performance levels utilized in determining the 2006-2008 performance period payout amounts under the long-term incentive plan.

The target performance levels utilized in determining the 2006-2008 performance period were: (i) revenue growth of 5%; (ii) diluted earnings growth of 10%; and (iii) average return on equity growth of 15%.

Grants of Plan-Based Awards, page 24 of Definitive Proxy Statement on Schedule 14A

5.
Please provide supplementally a revised Grants of Plan-Based Awards table that includes all applicable columns, and revise future filings accordingly.  For example, we note that a total of 30,000 options were granted in 2008 to the named executive officers.  Therefore, the information required by Item 402(d)(vi) and (vii) of Regulation S-K should be provided.  Alternatively, tell the staff why such disclosure is not required.

Exhibit B, attached hereto, sets forth a revised Grants of Plan-Based Awards table.

Item 13, Certain Relationships and Related Transactions and Director Independence

Certain Relationships and Related Transactions

6.
Please revise your disclosure in future filings to discuss all of the information contemplated by Item 404(b) of Regulation S-K.  For example, disclose the types of transactions that are covered by your policies and procedures.  Please provide to the staff your proposed revised disclosure.

We will revise our disclosure in future filings regarding pre-approval of related party transactions.  The following is a form of our proposed disclosure:

During 20[__] Lake City Bank had extended, and expects to continue to extend, loans to its directors and officers and to their related interests. Such loans were, and will continue to be, made only upon the same terms, conditions, interest rates, and collateral requirements as those prevailing at the same time for comparable loans extended from time to time to other, unrelated borrowers. Loans to directors and officers do not and will not involve greater risks of collectability, or present other unfavorable features, than loans to other borrowers. All such loans are approved by the Lake City Bank board of directors in accordance with the bank regulatory requirements.

Additionally, pursuant to the Corporate Governance Committee Charter, the committee evaluates and pre-approves any non-lending, material transaction between Lakeland Financial and any director or officer.  The charter does not provide any thresholds as to when a proposed transaction needs to be pre-approved, but the committee evaluates those proposed transactions that may affect a director’s independence or create a perception that the transaction was not fair to Lakeland Financial or not done at arms length.  Generally, transactions which would not require disclosure in our proxy statement under SEC rules (without regard to the amount involved) do not require the committee’s pre-approval.  A director may not participate in any discussion or approval by the committee of any related party transaction with respect to which he or she is a related party, but must provide to the committee all material information reasonably requested concerning the transaction.  [Insert disclosure as to whether any transactions were considered by the committee in the relevant year.]

Exhibits

7.	Please tell the staff why you have not filed as an exhibit to the Form 10-K, or incorporated by reference, the company’s long-term incentive plan. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

We will file the Company’s long-term incentive plan as an exhibit with its next periodic report.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Exhibit 31

8.	In the future, please file each certification as a separate exhibit. Refer to Item 601(b)(31)(i) of Regulation S-K.

In future filings, we will file each certification as a separate exhibit.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Financial Statements, page 1

9.	We note the significant unrealized losses related to your non-agency mortgage backed securities at December 31, 2008 and June 30, 2009. We have the following comments:

a)
Please provide us with your calculation of the present value of cash flows expected to be collected from the top two securities in unrealized loss positions as of June 30, 2009.  Please confirm that you use the same methodology for all of your non-agency mortgage backed securities.  Please identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with FSP FAS 115-2 and FAS 124-2 and related guidance.  Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

i.	Discount rate: tell us the discount rate used and bow you determined it.

ii.	Deferrals and defaults:

1)
tell us in detail how you developed your estimate of future deferrals and defaults.  Specifically tell us if and how you considered the specific collateral underlying each individual security and tell us whether you had different estimates of deferrals and defaults for each security,

2)	tell us the actual amount and percentage of deferrals and defaults experienced by the trust by quarter,

3)	tell us your estimate of future deferrals and defaults and compare your estimate to the actual amounts experienced to date,

4)	tell us how you treat deferrals (e.g., — do you treat deferrals the same as defaults), and

5)	tell us about your recovery rate.

b)
Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 and Item 303 of Regulation S-K.  Therefore, for each individual mortgage backed security with at least one rating below investment grade, please revise future filings to disclose the following information as of the most recent period end: security name, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral.  Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

c)	Please tell us and revise future filings to break out the non-agency mortgage backed securities by type (i.e., residential versus commercial) in accordance with paragraph 39 of FSP FAS 115-2.

All private-label mortgage-backed securities owned by the Bank are super senior or senior tranches and are not subordinate to other tranches.  The underlying collateral for all these securities are fixed-rate mortgages.  All the securities had to meet specific criteria specified by the Asset/Liability Management Committee of the Bank including being rated AAA at the time of purchase.

The par value, book value and market value in Exhibit D are from the Bank's investment portfolio accounting system.  The market price used to compute the market value was obtained from an independent third-party.  The unrealized gain or loss is the difference between the market value and the book value of the security and is recorded as Other Comprehensive Income in the Equity Section of the Balance Sheet.

A separate analysis of the private-label mortgage-backed securities is performed to determine if any other-than-temporary impairment exists and needs to be recorded.  The following procedures are used to evaluate the potential other-than-temporary impairment.

•
The historical credit rating, default rates and current credit support values are obtained from the Bloomberg system.  The credit support value is the credit support percentage for a tranche from other subordinated tranches.

•
Reports from the Bank's primary broker/dealer are used for the initial evaluation of potential other-than-temporary impairment.  The reports provide several different forward-looking cash flow scenarios with various default rates, prepayment speeds and severities based on their current outlooks.  The Bank uses the worst-case scenario for the initial evaluation of other-than-temporary impairment.

•
Securities which show a potential credit loss (i.e., estimated cash flows are less than the current par value) over the Bank's currently recorded discount (i.e., current par value less current book value) using the broker/dealer cash flow analysis are further analyzed using the Bloomberg system including inputs judgmentally determined by Bank management.  The primary inputs used in the Bloomberg system to generate cash flows and expected losses include information on the specific security at the time of purchase along with judgmental estimates of the future prepayment rate, default rate and severity of losses.  The constant prepayment rate (CPR) and the constant default rate (CDR) input into Bloomberg are judgmentally determined for each security based upon a review of that security’s historical CPR and CDR data for the last thirteen months.  The severity is determined by computing the severity that results in a sales value equaling between 40 to 50 percent of the original value of the collateral based upon the original loan-to-value reported in Bloomberg.  The assumptions used were based on the type of security being evaluated and are among those discussed in FSP FAS 115-2 and FAS 124-2.

•
The five securities with the greatest unrealized loss using the June 30, 2009 market values are: RFMSI 2006-S5 A14; CWALT 2005-J8 1A3; RALI 2006-QS4 A2; RALI 2005-QS7 A5; and RALI 2006-QS3 1A14.  The cash flow analyses by the broker/dealer for the CWALT 2005-J8 1A3 and RALI 2005-QS7 A5 indicated all principal will be received on these securities, even under their worst-case scenario.  The other three securities listed above were analyzed further for potential other-than-temporary impairment.  Using the following inputs into the Bloomberg system (which provides cash flows estimates given specific inputs) these securities showed potential credit losses of $0; $49,683 and $50,830 over the current discount recorded in the Bank’s investment portfolio:

Security                                           Constant Prepayment Rate                                                         Constant Default Rate                                           Severity
RFMSI 2006-S5 A14                                           25.00%                                              5.00%                                                         32.00%
RALI 2006-QS4 A2                                             15.00%                                                                                          8.00%                                                         32.00%
RALI 2006-QS3 1                                                19.00%                                                                                          9.00%                                                         30.00%

The historical data used to judgmentally determine the Constant Prepayment Rate (the “CPR”) and the Constant Default Rate (the “CDR”) is set forth in Exhibit C.  The July CPR and CDR for the above securities were as follows:

Security                                           Constant Prepayment Rate                                                           Constant Default Rate
RFMSI 2006-S5 A14                                            25.98%                                                                                         7.08%
RALI 2006-QS4 A2                                                8.81%                                                                                         6.64%
RALI 2006-QS3 1A14                                          16.56%                                                                                         9.86%

The CPR and CDR input into the Bloomberg system are static and have not been vectored like the cash flow scenerios from the primary borker/dealer.  They indicate the estimated rates over the remaining life of the security, therefore would be inherently more conserviative than if the assumptions were vectored and adjusted over the life of the security.

The RFMSI security cash flow from the Bloomberg model did not indicate any loss based upon the assumptions input.  The two RALI securities indicated potential losses above the current discount recorded in the Bank’s investment portfolio per the Bloomberg model.  Since these bonds showed potential losses over the current discount, the net present value of the cash flows generated by the Bloomberg system for the bonds using the above inputs were computed and compared to the book value of the bonds to determine the potential credit loss and other-than-temporary impairment.  The discount rate used for the net present value calculation was the current accounting yield (computed as the coupon of the bond divided by the original purchase price).  The following table sets forth the difference between the net present value of the expected cash flows and the book value for these bonds.

Bond                                           Discount Rate                                Net Present Value                                           Difference
RALI 2006-QS4 A2                            5.99%                                              $3,369,608                                                  $ -30,842
RALI 2006-QS3 1A14                        6.18%                                              $3,121,718                                                   $-19,963

        This amount which would represent current credit loss portion of other than temporary impairment was considered immaterial by management and no other-than-temporary impairment was recorded.

Information on securities with at least one rating below investment grade as of June 30, 2009 is presented on Exhibit D.  All of the securities listed on Exhibit D are super senior or senior tranche residential non-agency mortgage-backed securities.  The credit support is the credit support percentage for a tranche from other subordinated tranches, which is the amount of principal in the subordinated tranches expressed as a percentage of the remaining principal in the super senior/senior tranche.  The super senior/senior tranches receive the prepayments and the subordinate tranches absorb the losses.  The super senior/senior tranches do not absorb losses until the subordinate tranches are gone.

We do not currently hold any commercial non-agency mortgage backed securities and will change all breakout lines to indicate residential non-agency mortgage-backed securities in future filings.

Note 4 – Securities, page 9

10.
On page 12 you state that management does not have the intent or need to sell the securities in an unrealized loss position at this time.  Please revise future filings to discuss whether you may be required to sell the security before recovery of its amortized cost basis and refer to paragraph 21 of SFAS FSP 115-2.

We will revise future filings to address whether we may be required to sell the security before recovery of its amortized cost basis.  The form of our proposed disclosure is as follows:

All of the following are considered to determine whether or not the impairment of these securities is other-than-temporary. Seventy-one percent of the securities are backed by the U.S. Government, government agencies, government sponsored agencies or are A rated or better, except for certain non-local municipal securities. Mortgage-backed securities which are not issued by the U.S. Government or government sponsored agencies (private label mortgage-backed securities) met specific criteria set by the Asset Liability Management Committee at their time of purchase, including having the highest rating available by either Moody’s or S&P. None of the securities have call provisions (with the exception of the municipal securities) and payments as originally agreed have been received. For the government, government-sponsored agency and municipal securities, there were no concerns of credit losses and there was nothing to indicate that full principal will not be received. Management considers the unrealized losses on these securities to be primarily interest rate driven and no loss is expected to be realized unless the securities are sold, which at this time management does not have the intent to sell nor will it more likely than not be required to sell these securities before the recovery of their amortized cost basis.

Note 8 – Issuance of Preferred Stock, page 18

11.	Please tell us and revise your future filings to more clearly discuss the following regarding your issuances of preferred stock and warrants to the U.S. Treasury:

                           How you determined the fair value of the preferred stock and the common stock warrants;

                          The market rate (discount rate) used when deriving the fair value of the preferred stock;

                         The methodology and assumptions used to calculate the fair value of the common stock warrants; and

                         The method used to amortize the discount on the preferred stock.

                We will include addition disclosure in future filings regarding the issuance of preferred stock and warrants to the U.S. Treasury.  The form of our proposed disclosure is as follows:

NOTE [___]. ISSUANCE OF PREFERRED STOCK

On February 27, 2009, the Company entered into a Letter Agreement with the United States Department of the Treasury (“Treasury”), pursuant to which the Company issued (i) 56,044 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) and (ii) a warrant (the “Warrant”) to purchase 396,538 shares of the Company’s common stock, no par value (the “Common Stock”), for an aggregate purchase price of $56,044,000 in cash.  This transaction was conducted in accordance with Treasury’s Capital Purchase Program implemented under the Troubled Assets Relief Program (“TARP”).

The Series A Preferred Stock will qualify as Tier 1 capital and will pay cumulative dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Series A Preferred Stock is non-voting except with respect to certain matters affecting the rights of the holders thereof.  The Series A Preferred Stock was valued using a discounting of cash flows at a 12% discount rate based on an average implied cost of equity over 5 years.

The Warrant has a 10-year term and is immediately exercisable upon its issuance, with an exercise price, subject to anti-dilution adjustments, equal to $21.20 per share of the Common Stock (trailing 20-day Lakeland average closing price as of December 17, 2008, which was the last trading day prior to date of receipt of Treasury's preliminary approval for our participation in the Capital Purchase Program).  The Warrants were valued using the Black Scholes model with the following assumptions:  Market Price of $17.45; Exercise Price of $21.20; Risk-free interest rate of 3.02%; Expected Life of 10 years; Expected Dividend rate on common stock of 4.5759% and volatility of common stock price of 41.8046%.  This resulted in a value of $4.4433 per share.

The total amount of funds received were allocated to the Series A Preferred Stock and Warrants based on their respective fair values to determine the amounts recorded for each component.  The method used to amortize the resulting discount on the Series A Preferred Stock is accretion over the assumed life of five years using the effective yield.

During the first quarter of 2009, the Company invested $56.0 million of the Capital Purchase Program funds received by the Bank.  This additional capital positively impacted the Bank’s capital ratios and liquidity.

In connection with these responses, the Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me if you have any questions regarding this response.

Sincerely,

/s/Kristin L. Pruitt
Kristin L. Pruitt
Senior Vice President and General Counsel

EXHIBIT A

Lakeland Financial Peers
9/30/2008

Company	Institution Key	Ticker	State	Assets
Alliance Financial Corporation	100700	ALNC	NY	1,347,220
AmericanWest Bancorporation	100865	AWBC	WA	1,991,127
Ameris Bancorp	100594	ABCB	GA	2,257,643
Appalachian Bancshares, Inc.	1027796	APAB	GA	1,119,514
Arrow Financial Corporation	100134	AROW	NY	1,673,051
Bancorp Rhode Island, Inc.	4054977	BARI	RI	1,489,980
Bancorp, Inc.	4054569	TBBK	DE	1,780,942
BancTrust Financial Group, Inc.	100351	BTFG	AL	2,088,888
Bank of Florida Corporation	4047172	BOFL	FL	1,545,054
Bank of Granite Corporation	100304	GRAN	NC	1,159,917
Bank of Kentucky Financial Corporation	1024571	BKYF	KY	1,214,339
Beverly Hills Bancorp Inc.	108453	BHBC	CA	1,302,600
BNC Bancorp	4086131	BNCN	NC	1,262,581
Bryn Mawr Bank Corporation	100154	BMTC	PA	1,132,364
Cadence Financial Corporation	1018635	CADE	MS	1,985,081
Camco Financial Corporation	102511	CAFI	OH	1,025,985
Camden National Corporation	101149	CAC	ME	2,311,238
Capital Bank Corporation	4042314	CBKN	NC	1,594,402
Capital City Bank Group, Inc.	100774	CCBG	FL	2,454,450
Capital Corp of the West	100701	CCOW	CA	1,873,208
Cardinal Financial Corporation	4019138	CFNL	VA	1,638,192
Cascade Bancorp	100589	CACB	OR	2,404,405
Cascade Financial Corporation	102173	CASB	WA	1,551,782
Center Bancorp, Inc.	100687	CNBC	NJ	1,042,778
Center Financial Corporation	4084856	CLFC	CA	2,035,167
CenterState Banks of Florida, Inc.	4053925	CSFL	FL	1,234,722
Centrue Financial Corporation	1021347	TRUE	MO	1,342,182
Century Bancorp, Inc.	100209	CNBKA	MA	1,745,250
Citizens & Northern Corporation	100693	CZNC	PA	1,288,897
City Bank	1009626	CTBK	WA	1,324,334
City Holding Company	100199	CHCO	WV	2,465,565
CNB Financial Corporation	100790	CCNE	PA	1,006,750
CoBiz Financial Inc.	1017371	COBZ	CO	2,606,107
Colony Bankcorp, Inc.	100882	CBAN	GA	1,215,330
Columbia Bancorp	1025077	CBBO	OR	1,150,026
Commonwealth Bankshares, Inc.	100912	CWBS	VA	1,019,742
Community Bancorp	4086030	CBON	NV	1,787,543
Community Trust Bancorp, Inc.	100405	CTBI	KY	2,908,928
Crescent Banking Company	100005	CSNT	GA	1,042,759
Dearborn Bancorp, Inc.	1024255	DEAR	MI	1,078,521
Eagle Bancorp, Inc.	4002078	EGBN	MD	1,457,545
Eastern Virginia Bankshares, Inc.	1974273	EVBS	VA	1,030,985
Encore Bancshares, Inc.	4057668	EBTX	TX	1,478,223
Enterprise Bancorp, Inc.	1025202	EBTC	MA	1,136,546
Enterprise Financial Services Corp	1024631	EFSC	MO	2,236,401
EuroBancshares, Inc.	4086027	EUBK	PR	2,784,422
Farmers Capital Bank Corporation	100257	FFKT	KY	2,154,457
Fidelity Southern Corporation	100845	LION	GA	1,760,098
Financial Institutions, Inc.	1016825	FISI	NY	1,945,819
First Bancorp	100240	FBNC	NC	2,700,666
First Bancorp, Inc.	1019988	FNLC	ME	1,311,262
First California Financial Group, Inc.	100349	FCAL	CA	1,125,294
First Citizens Banc Corp	100876	FCZA	OH	1,099,745
First Community Bancshares, Inc.	100792	FCBC	VA	1,967,457
First Financial Corporation	100502	THFF	IN	2,305,735
First M&F Corporation	1018386	FMFC	MS	1,641,265
First Mariner Bancorp	1024706	FMAR	MD	1,276,336
First of Long Island Corporation	100265	FLIC	NY	1,224,368
First Regional Bancorp	100282	FRGB	CA	2,417,965
First Security Group, Inc.	4050826	FSGI	TN	1,282,013
First United Corporation	100525	FUNC	MD	1,629,546
Firstbank Corporation	100768	FBMI	MI	1,407,053
FNB United Corp.	100805	FNBN	NC	2,071,126
Gateway Financial Holdings, Inc.	4072235		VA	2,279,684
German American Bancorp, Inc.	100551	GABC	IN	1,178,601
Great Florida Bank	4091674	GFLB	FL	1,736,983
Great Southern Bancorp, Inc.	101830	GSBC	MO	2,527,912
Guaranty Bancorp	4093621	GBNK	CO	2,052,944
Hawthorn Bancshares, Inc.	1023919	HWBK	MO	1,285,275
Heritage Commerce Corp	4019167	HTBK	CA	1,511,881
Home BancShares, Inc.	1022914	HOMB	AR	2,650,590
Horizon Bancorp	100750	HBNC	IN	1,188,631
Horizon Financial Corp.	1024822	HRZB	WA	1,451,299
Intervest Bancshares Corporation	1023951	IBCA	NY	2,180,746
Lakeland Bancorp, Inc.	1022451	LBAI	NJ	2,580,728
Lakeland Financial Corporation	100608	LKFN	IN	2,254,471
LNB Bancorp, Inc.	100612	LNBB	OH	1,109,501
Macatawa Bank Corporation	4004314	MCBC	MI	2,195,760
MainSource Financial Group, Inc.	100513	MSFG	IN	2,867,149
MBT Financial Corp.	4056273	MBTF	MI	1,505,709
Mercantile Bancorp, Inc.	1018583	MBR	IL	1,746,419
Mercantile Bank Corporation	113567	MBWM	MI	2,207,359
Merchants Bancshares, Inc.	100353	MBVT	VT	1,317,312
MetroCorp Bancshares, Inc.	4039909	MCBI	TX	1,594,489
MidWestOne Financial Group, Inc.	1021746	MOFG	IA	1,521,015
Nara Bancorp, Inc.	4055174	NARA	CA	2,597,652
NewBridge Bancorp	100346	NBBC	NC	2,108,294
Nexity Financial Corporation	4050463	NXTY	AL	1,083,305
Northrim BanCorp, Inc.	4073343	NRIM	AK	1,009,291
Old Second Bancorp, Inc.	100625	OSBC	IL	2,950,174
PAB Bankshares, Inc.	106981	PABK	GA	1,257,869
Pacific Continental Corporation	4049245	PCBK	OR	1,051,884
Pacific Mercantile Bancorp	4055039	PMBC	CA	1,167,311
Peapack-Gladstone Financial Corporation	1137117	PGC	NJ	1,368,898
Pennsylvania Commerce Bancorp, Inc.	4048256	COBH	PA	2,125,279
Peoples Bancorp Inc.	100532	PEBO	OH	1,920,388
Porter Bancorp, Inc.	1022071	PBIB	KY	1,596,192
Preferred Bank	1023519	PFBC	CA	1,447,439
PremierWest Bancorp	4054224	PRWT	OR	1,473,219
Princeton National Bancorp, Inc.	100504	PNBC	IL	1,123,572
QCR Holdings, Inc.	1024092	QCRH	IL	1,641,416
Royal Bancshares of Pennsylvania, Inc.	100416	RBPAA	PA	1,172,486
S.Y. Bancorp, Inc.	100548	SYBT	KY	1,653,456
SCBT Financial Corporation	1019950	SCBT	SC	2,766,745
Seacoast Banking Corporation of Florida	100425	SBCF	FL	2,224,614
Security Bank Corporation	1024365	SBKC	GA	2,888,353
Shore Bancshares, Inc.	1027751	SHBI	MD	1,037,026
Sierra Bancorp	4064269	BSRR	CA	1,316,907
Simmons First National Corporation	100431	SFNC	AR	2,860,192
Smithtown Bancorp, Inc.	100654	SMTB	NY	1,690,945
Southern Community Financial Corporation	4072468	SCMF	NC	1,797,861
Southside Bancshares, Inc.	1021743	SBSI	TX	2,524,098
Southwest Bancorp, Inc.	100577	OKSB	OK	2,832,371
State Bancorp, Inc.	100446	STBC	NY	1,593,168
StellarOne Corporation	1032007	STEL	VA	2,985,858
Sterling Bancorp	100450	STL	NY	2,117,089
Suffolk Bancorp	100453	SUBK	NY	1,627,092
Summit Financial Group, Inc.	1021909	SMMF	WV	1,567,325
Temecula Valley Bancorp Inc.	4076561	TMCV	CA	1,513,972
Tennessee Commerce Bancorp, Inc.	4056797	TNCC	TN	1,106,058
TIB Financial Corp.	108287	TIBB	FL	1,563,466
Tompkins Financial Corporation	100461	TMP	NY	2,725,014
TriCo Bancshares	100546	TCBK	CA	1,976,467
Union Bankshares Corporation	100575	UBSH	VA	2,448,165
Univest Corporation of Pennsylvania	100671	UVSP	PA	2,046,390
Vineyard National Bancorp	100903	VNBC	CA	2,098,742
Virginia Commerce Bancorp, Inc.	4053565	VCBI	VA	2,661,688
VIST Financial Corp.	100598	VIST	PA	1,181,608
Washington Trust Bancorp, Inc.	100491	WASH	RI	2,767,882
West Bancorporation, Inc.	1021570	WTBA	IA	1,463,745
West Coast Bancorp	100183	WCBO	OR	2,573,046
Wilshire Bancorp, Inc.	4092278	WIBC	CA	2,387,135
Yadkin Valley Financial Corporation	4140013	YAVY	NC	1,469,380

EXHIBIT B

Grants of Plan-Based Awards, page 24 of Definitive Proxy Statement on Schedule 14A

Name	Grant date	Estimated future payouts under non-equity incentive plan awards			All other option awards: Number securities underlying options	Exercise or base price of option awards	Grant date fair value of option awards
		Threshold	Target	Maximum
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Michael L. Kubacki Stock Options Long Term Incentive Plan Long Term Incentive Plan Executive Incentive Plan	5/14/2008 ---(1) ---(2) ---(3)	$ 83,768 54,932 110,000	$ 167,535 109,863 220,000	$ 251,303 164,795 330,000	15,000	$24.05	$ 105,273
David M. Findlay Stock Options Long Term Incentive Plan Long Term Incentive Plan Executive Incentive Plan	5/14/2008 ---(1) ---(2) ---(3)	50,261 25,353 55,000	100,521 50,706 110,000	150,782 76,059 165,000	10,000	$24.05	$68,509
Charles D. Smith Stock Options Long Term Incentive Plan Long Term Incentive Plan Executive Incentive Plan	---(1) ---(2) ---(3)	33,507 16,902 44,800	67,014 33,804 89,600	100,521 50,706 134,400	---	---	---
Kevin L. Deardorff Stock Options Long Term Incentive Plan Long Term Incentive Plan Executive Incentive Plan	5/14/2008 ---(1) ---(2) ---(3)	16,754 12,677 36,600	33,507 25,353 73,200	50,261 38,030 109,800	3,000	$24.05	$18,437
James D. Westerfield Stock Options Long Term Incentive Plan Long Term Incentive Plan Executive Incentive Plan	5/14/2008 ---(1) ---(2) ---(3)	11,169 8,451 22,500	22,338 16,902 45,000	33,507 25,353 67,500	2,000	$24.05	$12,292

(1)
Represents possible payments pursuant to the Lakeland Financial Corporation Long-Term Cash Incentive Plan for the performance period running from 2008-2010.  The plan is described in the section entitled “Long-Term Incentive Plan” in the Compensation Discussion and Analysis section.

(2)
Represents possible payments pursuant to the Lakeland Financial Corporation Long-Term Cash Incentive Plan for the performance period running from 2007-2009.  The plan is described in the section entitled “Long Term Incentive Plan” in the Compensation Discussion and Analysis section.

(3)
Represents possible payments pursuant to the Executive Incentive Plan for 2009 performance.  The plan is described in the section entitled “Bonus” in the Compensation Discussion and Analysis section.  The bonus payout for 2008 performance is shown in the column entitled “Non-equity incentive plan compensation” in the Summary Compensation Table above.

EXHIBIT C

CPR		Jun-09	May-09	Apr-09	Mar-09	Feb-09	Jan-09	Dec-08	Nov-08	Oct-08	Sep-08	Aug-08	Jul-08	Average	High	Low
RFMSI 2006-S5 A14	74957EAP2	30.94	23.82	25.36	23.42	14.64	5.41	4.51	10.19	4.02	6.92	5.55	10.70	13.79	30.94	4.02
RALI 2006-QS4 A2	749228AB8	15.90	12.48	21.09	13.95	12.58	12.47	6.17	14.84	10.93	11.37	14.26	14.50	13.38	21.09	6.17
RALI 2006-QS3 1A14	761118XS2	17.46	20.60	18.72	21.31	12.37	15.56	7.09	12.54	9.17	11.47	12.31	17.20	14.65	21.31	7.09

CDR
RFMSI 2006-S5 A14	74957EAP2	5.78	4.63	0.00	1.57	1.19	3.21	0.00	1.28	0.00	2.09	0.00	0.00	1.65	5.78	0.00
RALI 2006-QS4 A2	749228AB8	9.71	8.30	6.60	10.36	8.40	7.92	3.47	9.62	7.17	6.61	6.50	4.37	7.42	10.36	3.47
RALI 2006-QS3 1A14	761118XS2	7.24	14.01	10.24	13.26	8.53	12.23	5.77	8.02	4.64	6.40	6.30	10.40	8.92	14.01	4.64

EXHIBIT D

						6/30/2009	1-Month	3-Month	6-Month
		June 30, 2009				Lowest	Constant	Constant	Constant
		Par	Book	Market	Unrealized	Credit	Default	Default	Default	Credit
Description	CUSIP	Value	Value	Value	Gain/(Loss)	Rating	Rate	Rate	Rate	Support
RFMSI 2006-S5 A14	74957EAP2	5,390,588.47	5,299,736.68	2,848,979.91	(2,450,756.77)	CCC	5.06	5.85	3.78	4.55
CWALT 2005-J8 1A3	12667GJ20	6,951,520.95	6,664,984.56	4,793,977.39	(1,871,007.17)	Ba1	0.00	0.00	1.18	6.47
RALI 2006-QS4 A2	749228AB8	3,400,449.85	3,400,449.85	1,757,794.54	(1,642,655.31)	CCC	11.63	9.32	9.11	4.80
RALI 2005-QS7 A5	761118AE8	5,327,000.00	5,063,804.19	3,531,321.57	(1,532,482.62)	Ba3	2.03	3.73	3.39	11.98
RALI 2006-QS3 1A14	761118XS2	3,238,860.00	3,141,681.07	1,788,077.44	(1,353,603.63)	Caa2	17.27	12.00	12.23	8.64
CWALT 2005-46CB A1	12667G6U2	5,022,004.42	4,786,927.89	3,699,710.66	(1,087,217.23)	Ba2	1.88	1.53	1.26	5.15
CHASE 2006-S3 1A5	16162XAE7	4,348,330.72	4,340,177.62	3,328,951.55	(1,011,226.07)	Ba2	2.02	2.89	2.48	5.41
CWALT 2005-J10 1A7	12667G4N0	5,011,000.00	4,961,208.99	3,969,613.98	(991,595.01)	B1	2.15	1.86	2.05	7.88
CHASE 2006-S2 2A5	16163BBA1	6,541,128.05	6,512,541.20	5,564,406.81	(948,134.39)	CCC	9.79	4.40	2.50	5.70
CWALT 2006-32CB A16	02147XAR8	2,411,812.82	2,298,667.15	1,376,735.11	(921,932.04)	BB	1.89	2.86	2.61	11.01
MANA 2007-F1 1A1	59023YAA2	4,003,279.78	3,925,285.89	3,102,301.63	(822,984.26)	CCC	0.00	4.29	2.07	5.80
FHAMS 2006-FA1 1A3	32051GS63	4,218,991.91	4,105,215.83	3,362,747.50	(742,468.33)	Caa1	#N/A N/A	#N/A N/A	#N/A N/A	5.31
RAST 2006-A14C 1A2	76114BAB4	1,681,547.01	1,598,000.17	887,285.10	(710,715.07)	CC	#N/A N/A	#N/A N/A	#N/A N/A	3.64
TBW 2006-2 3A1	878048AG2	3,158,872.89	3,049,842.88	2,768,941.62	(280,901.26)	CCC	0.00	0.00	0.00	8.19